UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

KULICKE AND SOFFA INDUSTRIES, INC.

(Name of Subject Company (Issuer))

KULICKE AND SOFFA INDUSTRIES, INC.

(Name of Filing Person (Offeror))

1.0% Convertible Subordinated Notes Due 2010

(Title of Class of Securities)

501242 AP 6 and 501242 AM 3

(CUSIP Numbers of Class of Securities)

David J. Anderson

Vice President and General Counsel

Kulicke and Soffa Industries, Inc.

1005 Virginia Drive

Fort Washington, Pennsylvania 19034

(215) 784-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the filing person)

Copy to:

F. Douglas Raymond

Drinker Biddle & Reath LLP

One Logan Square

18th & Cherry Streets

Philadelphia, PA 19103

Telephone: (215) 988-2700

Christopher C. Paci

Steven L Wasserman

DLA Piper US LLP

1251 Avenue of the Americas

New York, New York 10020

Telephone: (215) 335-4970

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$44,712,333(1)	$1,757.19(2)

(1)	The transaction value is estimated only for the purposes of calculating the filing fee. This amount is based on the purchase of $62,000,000 aggregate principal amount of outstanding 1.0% Convertible Subordinated Notes Due 2010 plus accrued and unpaid interest up to, but not including, the expected date of payment for the Notes accepted for payment.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, at a rate of $39.30 per $1,000,000 of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

DATE FILED: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by Kulicke and Soffa Industries, Inc., a Pennsylvania corporation (“K&S” or the “Company), and relates to an offer by K&S to purchase up to all $62,000,000 aggregate principal amount of its outstanding 1.0% Convertible Subordinated Notes due 2010 (the “Notes”) for cash at a purchase price determined in accordance with the Offer to Purchase (defined below) per $1,000 principal amount of Notes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, which, together with any supplements or amendments thereto, collectively constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are incorporated herein by reference to the extent provided herein. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

ITEM 1.	SUMMARY TERM SHEET.

The information in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Kulicke and Soffa Industries, Inc. The Company’s principal executive offices are located at 1005 Virginia Drive, Fort Washington, Pennsylvania 19034. The Company’s telephone number is (215) 784-6000.

(b) Securities. The subject class of securities is the Company’s 1.0% Convertible Subordinated Notes due 2010. As of the date of this filing, $62,000,000 in aggregate principal amount of Notes was outstanding.

(c) Trading Market and Price. The Notes are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. There is no established public market for the Notes, and we believe that trading in the Notes has been limited and sporadic. The shares of common stock into which the Notes are convertible trade on the NASDAQ Global Market under the symbol “KLIC.” The quarterly high and low trading prices for each quarter during the past two years for the shares of common stock are set forth in the section of the Offer to Purchase entitled “Market and Trading Information” and are incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSONS.

(a) The name of the filing person is Kulicke and Soffa Industries, Inc. The Company’s business address is 1005 Virginia Drive, Fort Washington, Pennsylvania 19034. The Company’s telephone number is (215) 784-6000. Pursuant to General Instruction C to Schedule TO, the table below sets forth the executive officers, directors and controlling persons of the Company:

Name	Position

C. Scott Kulicke	Chairman of the Board and Chief Executive Officer

Brian R. Bachman	Director

John A. O’Steen	Director

Garrett E. Pierce	Director

MacDonell Roehm, Jr.	Director

Barry Waite	Director

C. William Zadel	Director

Maurice E. Carson	Senior Vice President and Chief Financial Officer

Christian Rheault	Senior Vice President, Equipment

Charles Salmons	Senior Vice President, Acquisition Integration

Gregg Kelly	President, Orthodyne Division

Shay Torton	Vice President, Worldwide Operations and Supply Chain

Tek Chee Mak	Vice President, Worldwide Sales

The business address of each person set forth in the table above is c/o Kulicke and Soffa Industries, Inc., 1005 Virginia Drive, Fort Washington, Pennsylvania 19034.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms.

(1) Tender Offers.

(i)–(iii)	The information on the cover page of the Offer to Purchase and in the sections of the Offer of Purchase entitled “Summary Term Sheet” and “Terms of the Offer” is incorporated herein by reference.

(iv)	Not Applicable.

(v)	The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Amendment; Extension; Waiver; Termination” is incorporated herein by reference.

(vi)	The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Withdrawal of Tenders” is incorporated herein by reference.

(vii)	The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Procedures for Tendering Notes” and “Withdrawal of Tenders” is incorporated herein by reference.

(viii)	The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Acceptance of Notes for Payment; Accrual of Interest” is incorporated herein by reference.

(ix)	Not Applicable.

(x)	The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Certain Significant Considerations” is incorporated herein by reference.

(xi)	The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Certain Significant Considerations” is incorporated herein by reference.

(xii)	The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(2) Mergers or Similar Transactions.

(i)-(vi)	Not Applicable.

(b) Purchases. To Company’s knowledge, no Notes are to be purchased from any officer, director or affiliate of the Company.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Offer to Purchase entitled “Description of the Notes,” “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes,” and “The Dealer Manager, Depositary and Information Agent,” is incorporated herein by reference. The information regarding agreements involving the Company’s securities is in the Company’s Annual Report on Form 10-K for the fiscal year ended September 27, 2008 and is incorporated herein by reference.

In connection with the Notes subject to the Offer, the Company has entered into the following agreements:

(1)	Indenture dated as of June 30, 2004 between the Company and J.P. Morgan Trust Company, National Association, as Trustee, filed as Exhibit 4.1 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004, is incorporated herein by reference (No. 000-00121).

(2)	Registration Rights Agreement dated as of June 30, 2004, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Initial Purchaser, filed as Exhibit 4.2 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004, is incorporated herein by reference (No. 000-00121).

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” and “Purpose of the Offer; Certain Information About the Company” is incorporated herein by reference.

(b) Use of Securities Acquired. The Notes validly tendered and accepted in the Offer will be cancelled and cease to be outstanding.

(c) Plans.

(1)-(2) Not Applicable.

(3) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Certain Information About the Company,” “Certain Significant Considerations,” and “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

(4)-(8) Not Applicable.

(9) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Certain Information About the Company,” and “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

(10) Not Applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the sections of the Offer to Purchase entitled “Source and Amount of Funds,” “Terms of the Offer” and “Fees and Expenses” is incorporated herein by reference.

(b) Conditions. The Offer is not conditioned on the Company obtaining any financing and is not subject to any material conditions. The information set forth in the section of the Offer to Purchase entitled “Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds. The Company has not made any plans or arrangements to borrow any funds for the Offer. The information set forth in the section of the Offer to Purchase entitled “Conditions of the Offer” is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the section of the Offer to Purchase entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the sections of the Offer to Purchase entitled “The Dealer Manager, Depositary and Information Agent” and “Solicitation” is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not Applicable.

ITEM 11.	ADDITIONAL INFORMATION.

The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated January 6, 2009.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(i)	Press Release, dated January 6, 2009.

(d)(1)	Indenture dated as of June 30, 2004 between the Company and J.P. Morgan Trust Company, National Association, as Trustee, filed as Exhibit 4.1 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004, is incorporated herein by reference (No. 000-00121).

(d)(2)	Registration Rights Agreement dated as of June 30, 2004, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Initial Purchaser, filed as Exhibit 4.2 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004, is incorporated herein by reference (No. 000-00121).

(g)	Not Applicable.

(h)	Not Applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KULICKE and SOFFA INDUSTRIES, INC.

By:	/s/ MAURICE E. CARSON
Name:	Maurice E. Carson
Title:	Senior Vice President and Chief Financial Officer

Dated: January 6, 2009

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Offer to Purchase, dated January 6, 2009.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(i)	Press Release, dated January 6, 2009.

(d)(1)	Indenture dated as of June 30, 2004 between the Company and J.P. Morgan Trust Company, National Association, as Trustee, filed as Exhibit 4.1 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004, is incorporated herein by reference (No. 000-00121).

(d)(2)	Registration Rights Agreement dated as of June 30, 2004, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Initial Purchaser, filed as Exhibit 4.2 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004, is incorporated herein by reference (No. 000-00121).

(g)	Not Applicable.

(h)	Not Applicable.